As filed with the Securities and Exchange Commission on March 17, 2004

Registration No. 333-112033

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT
NO. 1 ON

FORM S-3
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NORTHERN STATES POWER COMPANY
(Exact name of registrant as specified in the charter)

WISCONSIN	39-0508315
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1414 West Hamilton Avenue
Eau Claire, Wisconsin 54701
(715) 839-2625

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BENJAMIN G.S. FOWKE III	TERESA S. MADDEN
Vice President, Chief Financial Officer and Treasurer	Vice President and Controller
Northern States Power Company	Northern States Power Company
1414 West Hamilton Avenue	1414 West Hamilton Avenue
Eau Claire, Wisconsin 54701	Eau Claire, Wisconsin 54701
(715) 839-2625	(715) 839-2625

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

ROBERT J. JOSEPH
Jones Day
77 West Wacker
Chicago, Illinois 60601
(312) 269-4176

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

               If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

               If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

               The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

(NOT PART OF THE PROSPECTUS)

               By Registration Statement on Form S-4, No. 333-112033 (the “S-4 Registration Statement”), Northern States Power Company, a Wisconsin corporation (the “Registrant”), registered under the Securities Act of 1933, as amended (the “Securities Act”), $150,000,000 of its 5.25% First Mortgage Bonds, Series B due October 1, 2018 (the “First Mortgage Bonds”), which the Registrant issued in exchange (the “Exchange Offer”) for all outstanding 5.25% First Mortgage Bonds, Series A due October 1, 2018 that the Registrant issued in a private placement that closed on October 2, 2003. The Exchange Offer expired on March 9, 2004.

               At the time of filing of the S-4 Registration Statement, the Registrant did not meet the requirements for use of Form S-3 and, accordingly, was not able to incorporate by reference its reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), into the S-4 Registration Statement. However, at the time of filing of this Post-Effective Amendment No. 1 on Form S-3 to Form S-4 (this “Post-Effective Amendment”), the Registrant meets the requirements for use of Form S-3 and is filing this Post-Effective Amendment on Form S-3 in reliance upon Rule 401(e) promulgated under the Securities Act. This Post-Effective Amendment pertains to any resale transaction of the First Mortgage Bonds and is intended to allow the Registrant to incorporate by reference its reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act into this Registration Statement, as amended.

The information in this prospectus is not complete and may be changed. You may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling security holders are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2004

PROSPECTUS

NORTHERN STATES POWER COMPANY
(a Wisconsin corporation).
1414 West Hamilton Avenue
Eau Claire, Wisconsin 54701
(715) 839-2625

$150,000,000

5.25% FIRST MORTGAGE BONDS, SERIES B DUE OCTOBER 1, 2018

               On March 9, 2004, we completed an offering whereby we exchanged $150,000,000 of our 5.25% first mortgage bonds, series B due October 1, 2018 (the “first mortgage bonds”) registered under the Securities Act of 1933, as amended, in exchange for a similar series of first mortgage bonds that we issued in a private placement. Selling security holders may use this prospectus in connection with the resale of their first mortgage bonds.

               We will pay interest on the first mortgage bonds on April 1 and October 1 of each year, beginning on April 1, 2004. We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price as described in this prospectus under the caption “Description of the First Mortgage Bonds - Redemption Provisions.”

               The first mortgage bonds are our senior secured obligations and are secured equally and ratably with all of our other outstanding first mortgage bonds. As of December 31, 2003, $215 million of our first mortgage bonds were outstanding, which amount includes the first mortgage bonds described in this prospectus. The first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.

               There is no existing market for the first mortgage bonds offered by this prospectus and we do not intend to apply for their listing on any securities exchange or any automated quotation system.

               Investing in the first mortgage bonds involves risks. See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2004.

ABOUT THIS PROSPECTUS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RATIO OF EARNINGS TO FIXED CHARGES
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF THE FIRST MORTGAGE BONDS
BOOK-ENTRY SYSTEM
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Statement of Computation of Ratio of Earnings
Consent of Deloitte & Touche LLP
Form T-1 Statement of Eligibility of Trustee

               As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Northern States Power Company, a Wisconsin corporation, that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

               You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Northern States Power Company, c/o Xcel Energy Inc., 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota 55402, (612) 330-5500.

               You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

About this Prospectus	ii
Special Note Regarding Forward-Looking Statements	ii
Summary	1
Ratio of Earnings to Fixed Charges	4
Risk Factors	5
Use of Proceeds	14
Description of the First Mortgage Bonds	15
Book-Entry System	22
Plan of Distribution	24
Legal Opinions	25
Experts	25
Where You Can Find More Information	25

 i

ABOUT THIS PROSPECTUS

               On March 9, 2004, we completed an offering whereby we issued 5.25% first mortgage bonds, series B due October 1, 2018 (the “first mortgage bonds”) registered under the Securities Act of 1933, as amended, in exchange for a similar series of first mortgage bonds that we had issued in a private placement. This prospectus is part of a registration statement that we filed with the SEC in order to satisfy our obligations under a registration rights agreement that we entered into in connection with the private issuance of those similar first mortgage bonds to maintain an effective registration statement with respect to the first mortgage bonds until September 7, 2004. This prospectus provides you with a general description of our first mortgage bonds. Selling security holders may use this prospectus in connection with the resale of their first mortgage bonds.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

               This prospectus and the documents it incorporates by reference contains statements that are not historical fact and constitute “forward-looking statements.” When we use words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “possible,” “potential” “project,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures;

•	business conditions in the energy industry;

•	actions of credit rating agencies;

•	our ability, and that of our affiliates, to access the capital markets and obtain credit on favorable terms;

•	competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

•	unusual weather;

•	effects of geopolitical events, including war and acts of terrorism;

•	changes in federal or state legislation;

•	regulation and regulatory initiatives that affect cost and investment recovery have an impact on rates or have an impact on asset operation or ownership;

•	costs and other effects of legal and administrative proceedings, settlements, investigations and claims, including without limitation claims brought against our parent, Xcel Energy Inc.;

•	changes in accounting principles;

•	the other risk factors discussed under “Risk Factors”; and

•	the other risk factors listed from time to time by Xcel Energy and its utility subsidiaries in reports filed with the SEC.

               You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis” and “Notes to Consolidated

 ii

Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2003 and other documents on file with the SEC. You may obtain copies of these documents as described under the caption “Where You Can Find More Information.”

               We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

 iii

SUMMARY

               This summary highlights some of the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus, including the documents incorporated by reference, which are described under “Where You Can Find More Information.”

               In this prospectus, except as otherwise indicated or as the context otherwise requires, “Northern States Power Company,” “NSP-W,” “we,” “our,” and “us” refer to Northern States Power Company, a Wisconsin corporation. The term “first mortgage bonds” as used in this prospectus refers to our outstanding 5.25% first mortgage bonds, series B due October 1, 2018 that we issued to holders of a similar series of our first mortgage bonds in connection with an exchange offer that expired on March 9, 2004.

OUR COMPANY

General

               We are an operating utility engaged in the generation, transmission and distribution of electricity to approximately 235,000 retail electric customers in northwestern Wisconsin and in the western portion of the Upper Peninsula of Michigan. We are also engaged in the distribution and sale of natural gas in the same service territory to approximately 95,000 customers.

               We were incorporated in 1901 under the laws of Wisconsin as the La Crosse Gas and Electric Company. Prior to August 2000, we were a wholly-owned subsidiary of Northern States Power Company, a Minnesota corporation (“NSP”). On August 18, 2000, NSP and New Century Energies, Inc. (“NCE”) merged to form Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation and registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”), and we became a wholly-owned subsidiary of Xcel Energy. We own three direct subsidiaries: Chippewa and Flambeau Improvement Co., which operates hydro reserves; Clearwater Investments Inc., which owns interests in affordable housing; and NSP Lands, Inc., which holds real estate.

               Among Xcel Energy’s other subsidiaries are Northern States Power Company, a Minnesota corporation (“NSP-MN”), Southwestern Public Service Company, a New Mexico corporation (“SPS”), Cheyenne Light, Power and Fuel Company, a Wyoming corporation (“Cheyenne”) and Public Service Company of Colorado (“PSCo”), a Colorado corporation. Prior to December 5, 2003, Xcel Energy owned all of the common stock of NRG Energy, Inc., a Delaware corporation (“NRG”). NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. On May 14, 2003, NRG filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. On December 5, 2003, NRG emerged from bankruptcy and Xcel Energy divested its ownership interest in NRG. On January 13, 2004, Xcel Energy announced an agreement with Black Hills Corp. for the sale of Cheyenne, pending regulatory approval.

               Our principal executive offices are located at 1414 W. Hamilton Ave., Eau Claire, Wisconsin 54701, and our telephone number at that location is (715) 839-2625.

Regulatory Overview

               As a subsidiary of a registered holding company under PUHCA, we are subject to the regulatory oversight of the SEC under PUHCA. As a result, we are subject to extensive regulation by the SEC with respect to issuances and sales of securities, acquisitions and sales of certain utility properties and intra-system sales of certain goods and services. In addition, PUHCA generally limits our ability to acquire additional public utility systems and to acquire and retain businesses unrelated to utility operations.

               Retail rates, services and other aspects of our operation are subject to the jurisdiction of the Public Service Commission of Wisconsin (“PSCW”) and the Michigan Public Service Commission (“MPSC”). In addition, each of the state commissions certifies the need for new generating plants and electric transmission lines of designated capacities to be located within the respective states before the facilities may be sited and built. The PSCW has a biennial base rate-filing requirement. In June of each odd-numbered year, we must submit a rate filing for the two-year period beginning the following January. The filing procedure and review generally allow the PSCW sufficient time to issue an order and implement new base rates effective with the start of the test year.

               We are subject to the jurisdiction of The Federal Energy Regulatory Commission (“FERC”) with respect to our wholesale electric operations, accounting practices, wholesale sales for resale and the transmission of electricity in interstate commerce.

               We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. We are responsible for compliance with all rules and regulations issued by the various agencies.

SUMMARY DESCRIPTION OF THE FIRST MORTGAGE BONDS

               A brief description of the material terms of the first mortgage bonds is set forth below:

Securities Offered	$150,000,000 principal amount of 5.25% first mortgage bonds, series B due October 1, 2018.

Maturity	October 1, 2018.

Interest Rate	5.25 percent per annum.

Interest Payment Dates	April 1 and October 1 of each year, beginning on April 1, 2004.

Ranking	The first mortgage bonds are our senior secured obligations and are secured equally and ratably with all of our other outstanding first mortgage bonds. As of March 15, 2004, $215 million of our first mortgage bonds were outstanding, which amount includes the 5.25% first mortgage bonds, series B due October 1, 2018.

Collateral	The first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.

Ratings	The first mortgage bonds have been assigned a rating of “BBB+” by Standard & Poor’s Ratings Services (“Standard & Poor’s”) and “A3” (under review for possible upgrade) by Moody’s Investors Services, Inc. (“Moody’s”). For a description of events affecting our credit ratings, see “Risk Factors.” Ratings from credit agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the applicable rating agency and should be evaluated independently of any other ratings.

Optional Redemption	We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed, discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below under the caption “Description of the First Mortgage Bonds-Redemption Provisions”) plus 25 basis points, plus accrued interest to the redemption date.

Sinking Fund	None.

Use of Proceeds	We will not receive any proceeds from the sale by any selling security holder of the first mortgage bonds. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the first mortgage bonds.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,

	2003	2002	2001	2000	1999

Ratio of Earnings to Fixed Charges	4.6	4.9	3.5	3.3	4.1

               For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of earnings from continuing operations plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees, and (2) fixed charges consist of interest on long-term debt, other interest charges, distributions on redeemable preferred securities of subsidiary trusts and amortization of debt discount, premium and expense.

RISK FACTORS

               You should carefully consider the risks described below as well as other information contained in this prospectus before deciding to invest in our first mortgage bonds. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in our first mortgage bonds. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to Our Relationship to Xcel Energy

As we are a subsidiary of Xcel Energy, we may be negatively affected by events at Xcel Energy and its affiliates. If Xcel Energy were to become obligated to make payments under various guarantees and bond indemnities or Xcel Energy’s credit ratings and access to capital were restricted, it would limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               We are an operating electric and gas utility and a subsidiary of Xcel Energy. Xcel Energy has a number of other utility and non-utility subsidiaries.

               Xcel Energy provides various guarantees and bond indemnities supporting some of its subsidiaries by guaranteeing the payment or performance by these subsidiaries of specified agreements or transactions. Xcel Energy’s exposure under the guarantees is based upon the net liability of the relevant subsidiary under the specified agreements or transactions. The majority of Xcel Energy’s guarantees limit its exposure to a maximum amount that is stated in the guarantees. As of December 31, 2003, Xcel Energy had guarantees outstanding with a maximum stated amount of approximately $133 million and actual aggregate exposure of approximately $6 million, which amount will vary over time. Xcel Energy has also provided indemnities to sureties in respect of bonds for the benefit of its subsidiaries. The total amount of bonds with these indemnities outstanding as of December 31, 2003 was approximately $32 million, with an exposure of approximately $4 million. If Xcel Energy were to become obligated to make payments under these guarantees and bond indemnities, it could limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek, within certain regulatory limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               If either Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s credit rating below investment grade, Xcel Energy may be required to provide credit enhancements in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures. If either Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s debt securities below investment grade, it would increase Xcel Energy’s cost of capital and restrict its access to the capital markets. This could limit Xcel Energy’s ability to contribute equity or make loans to us, or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs.

               We rely on Xcel Energy Services Inc. (“Xcel Services”), a subsidiary service company of Xcel Energy, for many administrative services. If Xcel Energy were to experience severe financial difficulties, it could temporarily disrupt the provision of these services or cause us to provide those services ourselves, at potentially greater cost.

Xcel Energy is subject to regulatory restrictions on accessing capital. If Xcel Energy fails to meet financing conditions imposed on it by the SEC under PUHCA, Xcel Energy would be prevented from raising capital by issuing securities, forcing us to seek alternate sources of funds to meet our cash needs.

               PUHCA contains limitations on the ability of registered holding companies and certain of their subsidiaries to issue securities. Such registered holding companies and their subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC. For utility subsidiaries like us, one of the exemptive rules permits utilities to issue securities to finance their business so long as the issuance has been approved by the appropriate state utility commission. In our case, the offering of our first mortgage bonds in exchange for a similar series of first mortgage bonds that we had issued in a private placement, as well as our other borrowings have been authorized by the PSCW and are exempt under this rule. To the extent we wish to issue securities that are not exempt by rule under PUHCA, we will need to seek authorization from the SEC under PUHCA.

               Because Xcel Energy does not qualify for any of the main exemptive rules, it sought and received financing authority from the SEC under PUHCA for various financing arrangements. Xcel Energy’s current financing authority permits it, subject to satisfaction of certain conditions, to issue through June 30, 2005 up to $2.5 billion of common stock and long-term debt and $1.5 billion of short-term debt at the holding company level. Xcel Energy has issued $2 billion of long-term debt and common stock.

               One of the conditions of the financing order, which also includes authorization for intra-system loans for the Xcel Energy subsidiaries to the extent not otherwise exempt, is that Xcel Energy’s ratio of common equity to total capitalization, on a consolidated basis, be at least 30 percent. During 2002 and 2003, Xcel Energy was required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s canceling or deferring the funding of certain projects under construction and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, Xcel Energy’s common equity ratio fell below 30 percent. As of December 31, 2003, and taking into account the effects of the deconsolidation of NRG following its bankruptcy, Xcel Energy’s common equity ratio was approximately 43 percent.

               Another condition of the SEC financing order is that (a) if the security to be issued is rated, it is rated investment grade by at least one nationally recognized rating agency and (b) all Xcel Energy’s outstanding securities (except its preferred stock) that are rated must be rated investment grade by at least one nationally recognized rating agency. As of March 15, 2004, Xcel Energy’s senior unsecured debt was rated “BBB-” by Standard & Poor’s and “Baa3” (under review for possible upgrade) by Moody’s, which is investment grade.

               If Xcel Energy’s common equity ratio falls below the 30 percent level or its securities are not rated investment grade, and Xcel Energy is unable to obtain additional relief from the SEC, Xcel Energy may not be able to issue securities (except that it could issue common stock even if the equity ratio is below 30 percent), which could limit its ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory limitations and the limitations provided by corporate law, additional or accelerated funding from us in the form of dividends. If such event were to occur, we may need to seek alternative sources of funds to meet our cash needs. Alternative sources of funds could include the issuance of additional bonds or other debt securities. No assurance can be given that such alternatives will be available to us in required amounts or at reasonable costs.

In 2002, our credit ratings were lowered and could be further lowered as a consequence of changes in the credit ratings of our affiliates or otherwise. If this were to occur, the value of the first mortgage bonds could be reduced.

               Our senior secured debt has been assigned a rating of “BBB+” by Standard & Poor’s and of “A3” (under review for possible upgrade) by Moody’s.

               The reductions in our credit ratings and those of Xcel Energy and the other operating utilities of Xcel Energy in 2002 occurred in the context of a severe deterioration in the credit ratings of NRG that began in 2001 and continued in 2002.

               Any future downgrade of our securities will likely increase our cost of capital and reduce our access to the capital markets. This could adversely affect our financial condition and results of operations. We cannot assure you that any of our current ratings or those of our affiliates, including Xcel Energy, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. Any lowering of the rating of our first mortgage bonds would likely reduce the value of the first mortgage bonds described in this prospectus. As discussed above, on December 5, 2003, NRG emerged from bankruptcy and Xcel Energy divested its ownership in NRG.

A reduction in our access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

               Historically, we have relied on bank lines of credit, borrowings from NSP-MN and capital contributions from Xcel Energy to supplement our operating cash flow in order to meet the short-term liquidity requirements of our business. We are also expecting to rely on loans we may obtain under a utility money pool primarily funded by Xcel Energy pursuant to a money pool agreement entered into among Xcel Energy, us and Xcel Energy’s other operating utilities and that has been recently approved by the SEC and, as it relates to our participation, the MPSC and that will go into effect upon PSCW approval. If Xcel Energy’s or NSP-MN’s access to the capital markets is impaired, it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek, within certain regulatory and other limitations provided by corporate law, additional or accelerated funding from us in the form of dividends and could affect NSP-MN’s ability to make loans to us and could impact the rate of such loans.

               We also rely on accessing the capital markets to support our capital expenditure programs and other capital requirements to maintain and build our utility infrastructure and comply with future requirements such as installing emission control equipment. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments may be adversely affected.

We are a wholly owned subsidiary of Xcel Energy. Xcel Energy can, within certain regulatory limitations and the limitations provided by corporate law, exercise substantial control over our dividend policy and business and operations and may exercise that control in a manner that may be perceived to be adverse to our interests.

               A majority of the members of our board of directors, as well as many of our executive officers, are officers of Xcel Energy. Our board makes determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

               Historically we have paid quarterly dividends to Xcel Energy. In 2001, 2002 and 2003, we paid $32.5 million, $47.1 million and $50.1 million of dividends to Xcel Energy, respectively. Our board of directors could decide to increase dividends, within the limitations of our financial covenants and credit rating objectives, to Xcel Energy to support its cash needs. This could adversely affect our liquidity. Under PUHCA, we can only pay dividends out of current earnings and retained earnings without the prior approval of the SEC. Under our Wisconsin regulatory commitments, our ability to pay dividends is also effectively limited due to the requirement of the PSCW that we maintain an equity ratio of between 52% and 57% of our total capitalization. At December 31, 2003, our retained earnings were approximately $270 million.

Recent and ongoing lawsuits relating to Xcel Energy’s former ownership of NRG could impair Xcel Energy’s profitability and liquidity and could divert the attention of our management.

               On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of Xcel Energy common stock between January 31, 2001 and July 26, 2002, was filed in the United States District Court for the District of Minnesota. The complaint named Xcel Energy; Wayne H. Brunetti, our Chairman and Chairman and Chief Executive Officer of Xcel Energy and one of our directors; Edward J. McIntyre, former Vice President and Chief Financial Officer of Xcel Energy; and James J. Howard, former Chairman of Xcel Energy, as defendants. Among other things, the complaint alleged violations of Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 thereunder related to allegedly false and misleading disclosures concerning various issues, including, but not limited to “round trip” energy trades, the nature, extent and seriousness of liquidity and credit difficulties at NRG; and the existence of cross-default provisions (with NRG credit agreements) in certain of Xcel Energy’s credit agreements. After filing the lawsuit, several additional lawsuits were filed with similar allegations, one of which added claims on behalf of a purported class of purchasers of two series of NRG senior notes issued by NRG in early January 2001. The cases have all been consolidated and a consolidated amended complaint has been filed. The amended complaint charges false and misleading disclosures concerning “round trip” energy trades and the existence of provisions in Xcel Energy’s credit agreements for cross-defaults in the event of a default by NRG in one or more of NRG’s credit agreements, it adds as additional defendants Gary R. Johnson, our and Xcel Energy’s Vice President and General Counsel and one of our directors, Richard C. Kelly, our Vice President and one of our directors and the President and Chief Operating Officer of Xcel Energy, two former executive officers of NRG (David H. Peterson and Leonard A. Bluhm), one current executive officer of NRG (William T. Pieper) and a former independent director of NRG (Luella G. Goldberg); and it adds claims of false and misleading disclosures, also regarding “round trip” trades and the cross-default provisions, as well as the extent to which the “fortunes” of NRG were tied to Xcel Energy, especially in the event of a buyback of NRG’s publicly owned shares under Section 11 of the Securities Act, with respect to issuance of the senior notes by NRG. The amended complaint seeks compensatory and rescissionary damages, interest and an award of fees and expenses. On September 30, 2003, in response to the defendants’ motion to dismiss, the court issued an order dismissing the claims brought by purchasers of the NRG senior notes against defendants James J. Howard, Gary R. Johnson, Richard C. Kelly, David H. Peterson, Leonard A. Bluhm, William T. Pieper and Luella G. Goldberg. The court, however, denied the motion related to claims brought by Xcel Energy’s shareholders against Xcel Energy, James J. Howard, Wayne H. Brunetti and Edward J. McIntyre. Subsequently, following a pre-trial conference in December 2003, this matter was ordered to be ready for trial by February 1, 2006. Presently the parties are in the preliminary stages of discovery.

               On August 15, 2002, a shareholder derivative action was filed in the United States District Court for the District of Minnesota, purportedly on behalf of Xcel Energy, against the directors and certain present and former officers, citing essentially the same circumstances as the securities class actions described immediately preceding and asserting breach of fiduciary duty. This action has been consolidated for pre-trial purposes with the securities class actions and an amended complaint was filed. After the filing of this action, two additional derivative actions were filed in the state trial court for Hennepin County, Minnesota, against essentially the same defendants, focusing on allegedly wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish adequate accounting controls, abuse of control and gross mismanagement. Considered collectively, the complaints seek compensatory damages, a return of compensation received and awards of fees and expenses. In each of the cases, the defendants filed motions to dismiss the complaint or amended complaint for failure to make a proper pre-suit demand, or, in the federal court case, to make any pre-suit demand at all, upon Xcel Energy’s board of directors. The motions in federal court have not been ruled upon. In an order dated January 6, 2004, the Minnesota district court judge granted the defendants’ motion to dismiss both of the state court actions. On March 3, 2004, the plaintiffs filed motions of appeal related to this decision. Discovery is proceeding in conjunction with the securities litigation, previously described.

               On September 23, 2002 and October 9, 2002, two essentially identical actions were filed in the United States District Court for the District of Colorado, purportedly on behalf of classes of employee participants in Xcel Energy’s and its predecessors’ 401(k) or employee stock ownership plans, from as early as September 23, 1999 forward. The complaints in the actions name as defendants, Xcel Energy, its directors, certain former directors, James J. Howard and Giannantonio Ferrari, and certain former officers, Edward J. McIntyre and David E. Ripka. The complaints allege violations of the Employee Retirement Income Security Act of 1974, as amended, in the form of breach of fiduciary duty in allowing or encouraging purchase, contribution and/or retention of Xcel Energy common stock in the plans and making misleading statements and omissions in that regard. The complaints seek injunctive relief, restitution, disgorgement and other remedial relief, interest and an award of fees and expenses. The defendants filed motions to dismiss the complaints. On March 10, 2004, the defendants’ motions to dismiss were granted in part and denied in part. The plaintiffs have made certain voluntary disclosure of information, and discovery is proceeding in conjunction with the securities litigation previously described. Upon motion of defendants, the cases have been transferred to the District of Minnesota for purposes of coordination with the securities class actions and shareholders derivative action pending there.

               The defense of these lawsuits may divert the attention of our management. In addition, if any one or a combination of these cases or other similar claims result in a substantial monetary judgment against Xcel Energy or are settled on unfavorable terms, Xcel Energy’s results of operations and liquidity could be materially adversely affected and it could limit Xcel Energy’s ability to contribute equity or make loans to us or may cause Xcel Energy to seek additional or accelerated funding from us in the form of dividends.

Risks Associated with Our Business

Our profitability depends on our ability to recover costs from our customers and there may be changes in circumstances or in the regulatory environment that impair our ability to recover costs from our customers.

               The profitability of our utility operations depends on our ability to recover costs related to providing energy and utility services in rates charged to our customers. Although our Wisconsin gas and Michigan electric and gas rates have fuel adjustment recovery mechanisms, Wisconsin law does not allow the use of an automatic electric fuel adjustment clause for our Wisconsin retail electric customers. Instead, the PSCW uses a procedure that compares actual monthly and anticipated annual fuel costs with the forecast of those costs that was included in our latest retail electric rate case. If the comparison results in a difference outside a prescribed range, the PSCW may hold hearings limited to fuel costs and revise retail electric rates upward or downward. Any revised rates would be effective until the next fuel filing or rate case. Any adjustment approved would be calculated on an annual basis, but applied prospectively. The PSCW is not required to approve any such adjustments and may decline to do so. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in circumstances or in the regulatory environment in one or more of those states that would impair our ability to recover costs historically absorbed by our customers. In particular, as a result of the energy crisis in California and the financial troubles at a number of energy companies, including the financial challenges of Xcel Energy and NRG, the regulatory environments in which we operate have received increased public attention. That attention could result in changes adverse to our ability to recover our costs.

               The FERC has jurisdiction over rates for electric transmission service and electric energy sold at wholesale in interstate commerce. In addition, the FERC has jurisdiction over the “Restated Agreement to Coordinate Planning and Operations and Interchange Power and Energy” between NSP-MN and us (the “Interchange Agreement”), under which we and NSP-MN share, on a proportional basis, all costs and revenues related to the generation and transmission facilities of our entire integrated system (“NSP System”), including capital costs. The cost allocation percentages are updated annually through formulas filed with FERC. As a result of the energy crisis in California and the alleged market abuses by certain energy companies, the FERC has issued a number of orders substantially increasing their oversight of wholesale sales and requiring further structural separation of the electric transmission function from the energy markets function. These regulatory changes could increase our costs, either directly or through the Interchange Agreement, or adversely affect our ability to recover costs. Federal, state and local agencies also have jurisdiction over many of our other activities.

               We are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations and hence could materially and adversely affect our ability to meet our financial obligations, including making payments on the first mortgage bonds.

We are facing increased scrutiny from our state regulators as a result of the financial situation at Xcel Energy and NRG.

               In light of the financial troubles of Xcel Energy and NRG, we face enhanced scrutiny from our state regulators. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that one or more of our state utility commissions takes the position that any of our dividends have been funded by any of our financings, the regulators may not permit us to recover the related financing costs by passing them through to our customers as costs related to providing energy. Furthermore, our state utility commissions may, in future rate cases, determine that some portion of our financing costs, the issuance of the first mortgage bonds may not be recoverable because such costs are deemed to have been increased due to the financial problems at Xcel Energy and NRG. We also may be asked to otherwise ensure that our ratepayers are not harmed as a result of NRG’s bankruptcy.

We share in the electric production and transmission costs of the NSP-MN system, which is integrated with our system. Accordingly, our costs may be increased due to increased costs associated with NSP-MN’s system.

               Our electric production and transmission system is managed on an integrated basis with the electric production and transmission system of NSP-MN. As discussed above, pursuant to the Interchange Agreement between NSP-MN and us we share, on a proportional basis, all costs related to the generation and transmission facilities of the entire integrated NSP System including capital costs. Accordingly, if the costs to operate NSP-MN’s system increase, or revenue decrease, whether as a result of state or federally mandated improvements or otherwise, our costs could also increase as our revenues could decrease, and we cannot guarantee a full recovery of such costs through our rates at the time the costs are incurred.

Although we do not own any nuclear generating facilities, because our production and transmission system is operated on an integrated basis with NSP-MN’s production and transmission system, we may be subject to the risks associated with NSP-MN’s nuclear generation.

               Our electric production and transmission system is managed on an integrated basis with the electric production and transmission system of NSP-MN through the Interchange Agreement.

               NSP-MN’s two nuclear stations, Prairie Island and Monticello, subject it, and indirectly us, to the risks of nuclear generation, which include:

•	the risks associated with storage, handling and disposal of radioactive materials and the current lack of a long-term disposal solution for radioactive materials;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

               The Nuclear Regulatory Commission (“NRC”) has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at NSP-MN’s nuclear plants. In addition, although we have no reason to anticipate a serious nuclear incident, if an incident did occur, it could have a material adverse effect on our results of operations or financial condition. Furthermore, the non-compliance of other nuclear facilities operators with applicable regulations or the occurrence of a serious nuclear incident at other facilities could result in increased regulation of the industry as a whole, which could then increase NSP-MN’s compliance costs and impact the results of operations of its facilities.

               Pursuant to the Interchange Agreement, we share, on a proportional basis, all costs related to the generation and transmission facilities of the entire integrated NSP System including NSP-MN’s nuclear facilities. Accordingly, if the costs to operate NSP-MN’s nuclear facilities increase, whether as a result of outages, increased compliance costs or other events, our costs could also increase, and we cannot guarantee a full recovery of such costs through our rates at the time the costs are incurred.

Environmental investigation and remediation costs at our Ashland site could impact our profitability and liquidity.

               We were named as one of three primary responsible parties for creosote and coal tar contamination at a site in Ashland, Wisconsin. The Ashland site includes property owned by us and two other properties: an adjacent city lakeshore park area and a small area of Lake Superior’s Chequemegon Bay adjoining the park.

               The Wisconsin Department of Natural Resources (“WDNR”) and we have each developed several estimates of the ultimate cost to remediate the Ashland site. The estimates vary significantly, between $4 million and $93 million, because different methods of remediation and different results are assumed in each. The Environmental Protection Agency (“EPA”) and WDNR have not yet selected the method of remediation to use at the site. Until the EPA and the WDNR select a remediation strategy for all operable units at the site and determine the level of responsibility of each primary responsible party, we are not able to accurately determine our share of the ultimate cost of remediating the Ashland site.

               In the interim, we have recorded a liability for an estimate of our share of the cost of remediating the portion of the Ashland site that we own, estimated using information available to date and using reasonably effective remedial methods. We have deferred, as a regulatory asset, the remediation costs accrued for the Ashland site because we expect that the PSCW will continue to allow us to recover payments for environmental remediation from our customers. The PSCW has consistently authorized recovery in our rates of all remediation costs incurred at the Ashland site, and has authorized recovery of similar remediation costs for other Wisconsin utilities.

               We proposed, and the EPA and WDNR have approved, an interim action (a coal tar removal/ groundwater treatment system) for one operable unit at the site for which we have accepted responsibility. The groundwater treatment system began operating in the fall of 2000. In 2002 we installed additional monitoring wells in the deep aquifer to better characterize the extent and degree of contaminants in that aquifer while the coal tar removal system is operational. In 2002 a second interim response action was also implemented. As approved by the WDNR, this interim response action involved the removal and capping of a seep area in a city park. Surface soils in the area of the seep were contaminated with tar residues. The interim action also included the diversion and ongoing treatment of groundwater that contributed to the formation of the seep.

               On September 5, 2002, the Ashland site was placed on the National Priorities List (“NPL”). The NPL is intended primarily to guide the EPA in determining which sites require further investigation. Resolution of Ashland remediation issues is not expected until 2004 or 2005 and an outcome on unfavorable terms could materially adversely affect our results of operations and liquidity.

               On August 5, 2003, EPA issued to us a general notice of liability letter for the Ashland Site. EPA further notified us that it would enter into formal negotiations for the purpose of allowing us to take over the completion of the remedial investigation/ feasibility study (“RI/FS”) being conducted at the site. On August 26, 2003, we responded to EPA’s general notice of liability and committed to complete the RI/FS subject to an Administrative Order on Consent (“AOC”) document to be negotiated among the parties. We entered into the AOC and Scope of Work (“SOW”) with EPA, effective November 14, 2003. It is expected to cost approximately $1.5 million to complete the RI/FS activities required by the AOC. We must also pay USEPA’s costs of oversight of this work.

               The AOC and SOW requires us to submit monthly written progress reports concerning actions taken at the site. The first progress report was submitted to EPA in December 2003. The AOC and SOW also required that we submit a technical letter report to EPA containing a description of similarities and differences between the RI/FS work plan prepared by the WDNR and our RI/FS work plan. This technical letter report was submitted to EPA in December 2003 and was used as a basis for a Technical Scoping Meeting held among EPA, WDNR and us. The Technical Scoping Meeting was held on January 8, 2004 to resolve any major technical discrepancies between DNR’s RI/FS work plan and our RI/FS work plan. We will soon be submitting a revised RI/FS work plan to EPA incorporating discussions from the Technical Scoping Meeting. Upon USEPA approval, the field work required by the RI/FS workplan will proceed, likely in 2004. It is estimated that the Final RI/FS report setting forth proposed cleanup options will be submitted at the end of 2005. Thereafter, USEPA will select a cleanup option.

               We continue to work with the WDNR to access state and federal funds to apply to the ultimate remediation cost of the entire site.

We are subject to commodity price risk, credit risk and other risks associated with energy markets.

               We engage in wholesale sales and purchases of electric capacity and energy and natural gas, and, accordingly, are also subject to commodity price risk, credit risk and other risks associated with these activities either directly or through the Interchange Agreement.

               We are exposed to market and credit risks in our generation and retail distribution operations. The level of these risks are reduced somewhat by retail fuel cost recovery mechanisms which allow certain costs to be recovered from retail customers. To minimize the risk of market price and volume fluctuations, we or NSP-MN on our behalf enter into physical and financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal and emission allowances. However, physical and financial derivative instrument contracts do not completely eliminate risks, including commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

               Credit risk includes the risk that wholesale counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

Recession, grid disturbances, acts of war or terrorism could negatively impact our business.

               The consequences of a prolonged recession and adverse market conditions may include the continued uncertainty of energy prices and the capital and commodity markets. We cannot predict the impact of any continued economic slowdown or fluctuating energy prices. However, such impact could have a material adverse effect on our financial condition and results of operations.

               Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operation.

               The conflict in Iraq and any other military strikes or sustained military campaign may affect our operations in unpredictable ways and may cause changes in the insurance markets, force us to increase security measures and cause disruptions of fuel supplies and markets, particularly with respect to gas and energy. The possibility that infrastructure facilities, such as electric generation, transmission and distribution facilities, would be direct targets of, or indirect casualties of, an act of war may affect our operations. War and the possibility of further war may have an adverse impact on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues and future growth. Instability in the financial markets as a result of war may also affect our ability to raise capital.

               Further, like other operators of major industrial facilities, our generation plants, fuel storage facilities and transmission and distribution facilities may be targets of terrorist activities that could result in disruption of our ability to produce or distribute some portion of our energy products. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair and insure our assets, which could have a material adverse impact on our financial condition and results of operation. In addition, these facilities constitute collateral for the first mortgage bonds. See “Description of the First Mortgage Bonds” below. Damage or destruction of such facilities could adversely affect the value of the collateral.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

               Retail competition and the unbundling of regulated energy and gas service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. Any such restructuring may have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices we charge for electricity and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

Our operating results may fluctuate on a seasonal and quarterly basis and can be adversely affected by milder weather.

               Our electric and gas utility businesses are seasonal businesses and weather patterns can have a material impact on our operating performance. Demand for electricity is often greater in the summer and winter months associated with cooling and heating and demand for natural gas is extremely sensitive to winter (November to March) weather effects on space heating requirements. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our service territory and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating seasons. Accordingly, our operations have historically generated less revenues and income when weather conditions are cooler in the summer and milder in the winter. We expect that unusually mild summers and winters would have an adverse effect on our financial condition and results of operations.

               Electric production expenses tend to vary with the quantity of electricity sold and changes in the unit costs of fuel and purchased power. The fuel and purchased power costs recovery mechanism of the Wisconsin jurisdiction does not allow for complete recovery of all expenses and, therefore, dramatic changes in costs or periods of extreme temperatures can impact earnings.

Risks Associated with Our Former Accountant, Arthur Andersen LLP

Your ability to recover from our former independent certified public accountant, Arthur Andersen LLP, is limited.

               On March 27, 2002, we appointed Deloitte & Touche LLP to be our independent certified public accountant. Our former independent certified public accountant, Arthur Andersen LLP, was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. Arthur Andersen was the auditor of our consolidated financial statements and related schedules as of and for the year ended December 31, 2001 and has not consented to the inclusion of their auditor’s report with respect to such financial statements in this prospectus. Events arising out of the indictment and conviction materially and adversely affect the ability of Arthur Andersen to satisfy any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen’s audit of financial statements included in this prospectus. We have not had a reaudit of our financial statements as of and for the years ended December 31, 2001.

Risks Related to the First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

               As described above under the caption “Risk Factors — Risks Related to Our Relationship to Xcel Energy,” our credit ratings were lowered in 2002 and could be further lowered in the future. Any lowering of the credit rating on the first mortgage bonds would likely reduce the value of the first mortgage bonds offered hereby.

The first mortgage bonds have no prior public market and a public market may not develop or be sustained after the offering.

               Although the first mortgage bonds generally may be resold or otherwise transferred by holders who are not our affiliates without compliance with the registration requirements under the Securities Act, they do not have an established trading market. If an active public market does not develop, the market price and liquidity of the first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the first mortgage bonds on any securities exchange or automated quotation system.

               Even if a market for the first mortgage bonds does develop, you may not be able to resell the first mortgage bonds for an extended period of time, if at all. In addition, future trading prices for the first mortgage bonds will depend on many factors, including, among other things, prevailing interest rates, our financial condition and the market for similar securities. As a result, you may not be able to liquidate your investment quickly or to liquidate it at an attractive price.

Broker-dealers or holders of our first mortgage bonds are subject to the registration and prospectus delivery requirements of the Securities Act.

               On March 9, 2004, we completed an offering whereby we issued the first mortgage bonds, which were registered under the Securities Act, in exchange for a similar series of first mortgage bonds that we had issued in a private placement.

               Any broker-dealer that:

•	exchanged its first mortgage bonds that we had issued in a private placement for first mortgage bonds for the purpose of participating in a distribution of the first mortgage bonds; or

•	exchanged its first mortgage bonds that were received by it for its own account in the private placement in exchange for the first mortgage bonds,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the first mortgage bonds and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

               In addition to broker-dealers, any holder of first mortgage bonds that exchanged its first mortgage bonds that we had issued in a private placement for first mortgage bonds for the purpose of participating in a distribution of the first mortgage bonds may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that holder of first mortgage bonds.

USE OF PROCEEDS

               We will not receive any cash proceeds from the resale of the first mortgage bonds.

               We did not receive cash proceeds from the exchange of our first mortgage bonds for the similar first mortgage bonds that we had issued in a private placement. That exchange offer was intended to satisfy our obligations under the registration rights agreement that we entered in connection with the private offering of those similar first mortgage bonds.

               The net proceeds from our issuance and sale of the first mortgage bonds that we issued in the private placement, after deducting discounts, commissions and offering expenses, were approximately $147.6 million. We added these net proceeds to our general funds and applied them, along with cash on hand, to redeem $110 million of our 7.25% first mortgage bonds due March 1, 2023 and to repay short-term debt incurred to pay at maturity $40 million of our 5.75% first mortgage bonds due October 1, 2003.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

               The description below contains summaries of selected provisions of the Indenture (as defined below) under which the first mortgage bonds were issued. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate those provisions. The following description of provisions of the first mortgage bonds is not complete and is subject to, and qualified in its entirety by reference to, the first mortgage bonds and the Indenture.

General

               We issued the first mortgage bonds as a series of securities under the Indenture dated April 1, 1947 (the “1947 Indenture”), as previously supplemented by several supplemental trust indentures, a Supplemental and Restated Trust Indenture dated March 1, 1991 (the “Restated Indenture”) and a new supplemental indenture for the first mortgage bonds (the “New Supplemental Indenture”), all from us to U.S. Bank National Association, as successor trustee (the “Trustee”). The 1947 Indenture, as supplemented by the supplemental indentures, the Restated Indenture and the New Supplemental Indenture are referred to in this prospectus as the “Indenture”. As of December 31, 2003, there were two series of first mortgage bonds in an aggregate principal amount of $215 million outstanding under the Indenture.

               The Restated Indenture amends and restates the 1947 Indenture and the supplemental indentures. The Restated Indenture became effective and operative on October 1, 1993.

               The holders of the first mortgage bonds do not have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, holders of the first mortgage bonds have the security afforded by the first mortgage lien on substantially all our property as described below under the caption “— Security for the First Mortgage Bonds.” In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds, debt securities or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

               The first mortgage bonds bear interest from October 2, 2003, at the rate of 5.25% per year and will mature on October 1, 2018.

Form and Denomination

               The first mortgage bonds were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000. The first mortgage bonds are represented by a global bond registered in the name of The Depository Trust Company (“DTC”) or its nominee, as Depository (the “Depository”), and are available only in book-entry form. See “— Book-Entry System”. We pay principal and interest in immediately available funds to the registered holder, which is DTC or its nominee.

Payment and Paying Agents

               The entire principal amount of the first mortgage bonds will mature and become due and payable, together with any accrued and unpaid interest, on October 1, 2018. Each first mortgage bond bears interest from October 2, 2003, at the rate of 5.25% per year. The interest is payable semi-annually on April 1 and October 1 of each year, commencing April 1, 2004. The interest is paid to the person in whose name the first mortgage bond is registered at the close of business on the March 15 or September 15 immediately preceding the April 1 or October 1. We will compute the interest on the basis of a 360-day year comprised of twelve 30-day months.

               Principal, interest and premium, if any, on the first mortgage bonds is paid in the manner described below under “— Book-Entry System.”

               All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any first mortgage bonds which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that first mortgage bond will thereafter look only to us for payment of that principal, interest or premium.

Redemption Provisions

               We may redeem the first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the first mortgage bonds being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 25 basis points, plus accrued interest to the redemption date.

               “Treasury Yield” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

               “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the first mortgage bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the first mortgage bonds.

               “Comparable Treasury Price” means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (B) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the quotations.

               “Independent Investment Banker” means BNY Capital Markets, Inc., Goldman, Sachs & Co. or their successors or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Trustee after consultation with us.

               “Reference Treasury Dealer” means (1) each of BNY Capital Markets, Inc. and Goldman, Sachs & Co., and any other primary U.S. Government Securities dealer in the United States (a “Primary Treasury Dealer”) designated by, and not affiliated with, BNY Capital Markets, Inc. and Goldman, Sachs & Co., and their respective successors, provided, however, that if any of the foregoing or any of their designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us.

               “Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

               Notice of redemption will be given by mail not less than 30 days prior to the date fixed for redemption to the holders of the first mortgage bonds to be redeemed. If we elect to redeem less than all the first mortgage bonds and the first mortgage bonds are at the time represented by one or more global bonds, then the Depository will select by lot the particular interest to be redeemed. If we elect to redeem less than all of the first mortgage bonds, and the first mortgage bonds are not represented by a global bond, then the Trustee will select the particular first mortgage bonds to be redeemed by lot.

Sinking Fund

               The first mortgage bonds do not provide for any sinking fund.

Security for the First Mortgage Bonds

               In the opinion of our counsel, the first mortgage bonds are secured equally and ratably with all of our other outstanding first mortgage bonds, subject to the provisions relating to any sinking fund for any particular series, by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only to permitted encumbrances (as discussed below). The lien of the Indenture does not cover securities, cash, contracts, receivables, motor vehicles, merchandise, equipment and supplies and specified non-utility property.

               The Indenture subjects to the lien of the Indenture all property, rights and franchises, except as otherwise expressly provided, we acquired after the date of the 1947 Indenture. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities. However, we have the power of eminent domain in the states in which we operate.

               The Indenture provides that no prior liens, other than permitted encumbrances, may be created or permitted to exist upon the mortgaged and pledged property whether now owned or acquired in the future. (Section 8.04 of Article VIII of the Restated Indenture.)

               Permitted encumbrances include, among others, the following:

•	permitted liens (liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens and easements and rights of way which do not materially impair the use of the property in our business);

•	rights of parties to agreements with us relating to property owned or used jointly with that party, provided that the rights:

•	do not materially impair the use of the property in the normal course of our business;

•	do not materially affect the security provided by the Indenture; and

•	are not inconsistent with the remedies of the Mortgage Trustee upon a completed default;

•	leases existing on the effective date of the Restated Indenture affecting property owned by us on the effective date;

•	leases which do not interfere in any material respect with the use by us of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Indenture;

•	other leases relating to 5% or less of the sum of our depreciable property and land; and

•	any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

•	no default has occurred and is continuing;

•	the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

•	the mortgage will apply only to the property originally subject to that mortgage, we will close the mortgage and we will not issue additional indebtedness under that mortgage.

(Section 1.03 of the Restated Indenture.)

               The holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien, or (2) terminate the lien of the Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 19.02(e) of the Restated Indenture.)

Sinking Fund Provisions

               We have agreed to pay the Mortgage Trustee, as an annual sinking fund, on April 1 of each year an amount sufficient to redeem, on the following June 1, for sinking fund purposes, 1% of the highest amount at any time outstanding of our first mortgage bonds of the series due March 1, 2023. We may offset the sinking fund payments by applying amounts of established permanent additions equal to 150% of the principal amount of the bonds that would otherwise be required to be retired by the sinking fund or by retiring or delivering to the Trustee bonds of the series for which the sinking fund is applicable. The first mortgage bonds offered hereby are not subject to a sinking fund.

Maintenance Provisions

               As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

•	maintenance;

•	property retirements offset by permanent additions;

•	retirements or redemptions of first mortgage bonds; and

•	amounts of established permanent additions.

(Section 9.01 of the Restated Indenture.)

               The Restated Indenture further provides that to the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1990, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Indenture in an aggregate amount equal to the lesser of such excess credits or the amount of permanent additions used after 1990 for the maintenance fund. (Section 9.05 of the Restated Indenture.)

               We have agreed to maintain our properties in adequate repair, working order and condition. (Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

               The maximum principal amount of first mortgage bonds that we may issue under the Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 66 2/3% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the Restated Indenture); (2) retired first mortgage bonds, which have not been otherwise used under the Indenture (Article VI of the Restated Indenture); or (3) the amount of cash deposited with the Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the Restated Indenture.)

               The first mortgage bonds described in this prospectus have been issued under clause (2) above in exchange for similar first mortgage bonds that we had issued in a private placement.

               We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions or clause (3), unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, any permitted indebtedness and any obligations secured by prior liens (Sections 1.03, 5.03, 6.02 and 7.01 of the Restated Indenture.) The calculation of earnings applicable to bond interest will include all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

               Permanent additions include the following:

•	our electric and steam generating, transmission and distribution properties;

•	our gas storage and distribution properties;

•	construction work-in-progress;

•	our fractional and undivided property interests;

•	property used for providing telephone or other communication services; and

•	engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property. (Section 1.03 of the Restated Indenture.)

               Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, earnings applicable to bond interest for the twelve months ended December 31, 2003, would be 5.44 times the annual interest requirements on our first mortgage bonds, including the first mortgage bonds described in this prospectus. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices and sinking fund, among other things. (Article II of the Restated Indenture.)

Provisions Limiting Dividends on Common Stock

               The Indenture does not restrict our ability to pay dividends on our common stock.

Release Provisions

               The Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Indenture also permits the following, in each case without any release or consent by the Trustee or accountability to the Trustee:

•	the sale or other disposal of securities not pledged under the Indenture, contracts, accounts, motor cars and certain equipment and supplies;

•	the cancellation, change or alteration of leases, rights-of-way and easements; and

•	the surrender and modification of any franchise or governmental consent subject to certain restrictions.

(Article XI of the Restated Indenture.)

               In addition:

•	we may sell or otherwise dispose of, free of the lien of the Indenture, all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties; and

•	we may enter into leases relating to the property subject to the lien of the Indenture which do not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Indenture.

(Section 11.02(b) of the Restated Indenture.)

               Any of the mortgaged and pledged property may be released from the lien of the Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) When effective and upon satisfaction of the requirements set forth in the Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business, including all or a portion of our electric generation, transmission or distribution assets, or our gas storage and distributions assets, without depositing cash or property with the Trustee or obtaining the consent of the bondholders.

Modification of the Indenture

               With our consent, the provisions of the Indenture may be changed by the affirmative vote of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding except that, among other things, the following may not be done without the consent of the holder of each first mortgage bond so affected:

•	the maturity of a first mortgage bond may not be changed;

•	the interest rate may not be reduced;

•	the terms of payment of principal or interest may not be changed;

•	no lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the property mortgaged or pledged under the Indenture may be created;

•	the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

•	the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

(Section 19.02 of the Restated Indenture.)

Defaults

               The following is a summary of events defined in the Indenture as completed defaults:

•	default in payment of principal of any first mortgage bond;

•	default continued for 30 days in payment of interest on any first mortgage bond;

•	default continued for 60 days in any sinking fund payment;

•	default in the covenant contained in Section 8.11 of the Restated Indenture regarding bankruptcy, insolvency, assignment or receivership; and

•	default continued for 60 days after notice in the performance of any other covenant, agreement or condition.

(Section 14.01 of the Restated Indenture.)

               Notice of Default. The Trustee is required to give notice to bondholders within 90 days after the occurrence of a default, unless the default has been cured before giving its notice. However, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 17.02 of the Restated Indenture.)

               Acceleration of Maturity. In case of a completed default, either the Trustee or the holders of 25% in principal amount of the first mortgage bonds outstanding may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then outstanding to rescind or annul such action. Further, the Trustee is obligated to take the actions provided in the Indenture to enforce payment of the first mortgage bonds and the lien of the Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Indenture. Before taking these actions, the Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIV of the Restated Indenture.)

               Compliance Certificate. We are required to file with the Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to our compliance with all of the conditions and covenants under the Indenture. (Section 8.18 of the Restated Indenture.)

Other Provisions

               Whenever all indebtedness secured by the Indenture has been paid, or adequate provision for payment has been made, the Trustee will cancel and discharge the Indenture. (Article XVIII of the Restated Indenture.) We may deposit with the Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. Such a deposit could constitute a taxable event as to holders of such first mortgage bonds, creating possible adverse tax consequences. The Indenture also provides that we must furnish to the Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Indenture and some other matters. (Articles IV, V, VI, VII, XI and XVIII and Section 21.08 of the Restated Indenture.)

Concerning the Trustee

               U.S. Bank National Association, is the Trustee. We maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for certain unsecured debt securities we may issue from time to time under an indenture dated as of September 1, 2000.

Governing Law

               The Indenture and the first mortgage bonds are governed by, and construed in accordance with, the laws of the State of Wisconsin.

BOOK-ENTRY SYSTEM

               The first mortgage bonds were initially issued in the form of a global bond (the “global bond”). The global bond was deposited, on the date of the closing of the issuance of the first mortgage bonds in exchange for a similar series of first mortgage bonds that we had issued in a private placement, with, or on behalf of, DTC and was registered in the name of DTC or its nominee. Investors may hold their beneficial interests in the global bond directly through DTC or indirectly through organizations which are participants in the DTC system.

               Unless and until it is exchanged in whole or in part for certificated bonds, the global bond may not be transferred except as a whole by DTC or its nominee.

               DTC has advised us as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

               Upon the issuance of the global bond, DTC or its custodian credited, on its internal system, the respective principal amounts of the first mortgage bonds represented by the global bond to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the global bond is limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as “participants.” Ownership of beneficial interests in the global bond is shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

               As long as DTC or its nominee is the registered owner or holder of the global bond, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the first mortgage bonds represented by the global bond for all purposes under the Indenture and the first mortgage bonds. No beneficial owners of an interest in the global bond will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the Indenture. Owners of beneficial interests in the global bond will not:

•	be entitled to have the first mortgage bonds represented by the global bond registered in their names or receive or be entitled to receive physical delivery of certificated bonds in definitive form; and

•	be considered to be the owners or holders of any first mortgage bonds under the global bond.

               Accordingly, each person owning a beneficial interest in the global bond must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of first mortgage bonds under the global bond. We understand that under existing industry practice, if an owner of a beneficial interest in the global bond desires to take any action that DTC, as the holder of the global bond, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

               Payments of the principal of, premium, if any, and interest on the first mortgage bonds represented by the global bond will be made by us to the Trustee and from the Trustee to DTC or its nominee, as the case may be, as the registered owner of the global bond. Neither we, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global bond or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

               We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global bond will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the global bond, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global bond held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

               Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of bonds in certificated form for any reason, including to sell bonds to persons in states which require the delivery of the bonds or to pledge the bonds, a holder must transfer its interest in the global bond in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

               Unless and until it is exchanged in whole or in part for certificated first mortgage bonds in definitive form, the global bond may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

               DTC has advised us that DTC will take any action permitted to be taken by a holder of first mortgage bonds, including the presentation of first mortgage bonds for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the global bond are credited. Further, DTC will take any action permitted to be taken by a holder of first mortgage bonds only in respect of that portion of the aggregate principal amount of first mortgage bonds as to which the participant or participants has or have given that direction.

               Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global bond among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

               Subject to specified conditions, any person having a beneficial interest in the global bond may, upon request to the trustee, exchange the beneficial interest for first mortgage bonds in the form of certificated first mortgage bonds. Upon any issuance of certificated first mortgage bonds, the trustee is required to register the certificated first mortgage bonds in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the global bond, and a successor depositary is not appointed by us within 120 days, we will issue certificated first mortgage bonds in exchange for the global bond.

PLAN OF DISTRIBUTION

               Each broker-dealer that received first mortgage bonds for its own account when we issued the first mortgage bonds in exchange for a similar series of first mortgage bonds that we had issued in a private placement must deliver a prospectus in connection with any resale of such first mortgage bonds. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, for resales of first mortgage bonds received in exchange for the similar first mortgage bonds that we issued in the private placement where those similar first mortgage bonds were acquired as a result of market-making activities or other trading activities. We have agreed that, until September 7, 2004, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

               We will not receive any proceeds from any resale of the first mortgage bonds by broker-dealers. Broker-dealers may resell first mortgage bonds received for their own account in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the first mortgage bonds; or

•	a combination of such methods of resale.

               The prices at which these resales occur may be:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

               Broker-dealers may make any such resale directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such first mortgage bonds. Any broker-dealer that received first mortgage bonds for its own account in exchange for the similar series of first mortgage bonds that we had issued in a private placement and any broker or dealer that participates in a distribution of such first mortgage bonds may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any such resale of first mortgage bonds and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

               Furthermore, any broker-dealer that acquired any of the similar first mortgage bonds that we had issued in a private placement directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (available April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1983); and

•	must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

               Until September 7, 2004, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents.

LEGAL OPINIONS

                Legal opinions relating to the first mortgage bonds were rendered by Michael C. Connelly, 800 Nicollet Mall, Minneapolis, Minnesota, Vice President and Deputy General Counsel of Xcel Energy.

EXPERTS

                The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 27, 2004 (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               The consolidated financial statements and schedule of Northern States Power Company, a Wisconsin corporation, as of and for the year ended December 31, 2001 have been audited by Arthur Andersen LLP, independent auditors for those period, as stated in their report with respect thereto. Arthur Andersen LLP was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. NSP-W has been unable to obtain the consent of Arthur Andersen LLP to the use of their report in this prospectus. Events arising out of the indictment and conviction materially and adversely affect the ability of Arthur Andersen LLP to satisfy any claims arising from the provision of auditing services to NSP-W, including claims that may arise out of Arthur Andersen LLP’s audit of financial statements included in this prospectus. NSP-W has not had a reaudit of its financial statements as of and for the year ended December 31, 2001.

WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available free of charge to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

               We are “incorporating by reference” the documents filed with the SEC that are listed below, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made after the date of the registration statement of which this prospectus is a part with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, through September 7, 2004.

•	Our Annual Report on Form 10-K for the year ended December 31, 2003.

               We are not required to, and do not, provide annual reports to holders of our first mortgage bonds unless specifically requested by a holder.

               You may also obtain a copy of these filings with the SEC at no cost by writing to or telephoning us at the following address:

Corporate Secretary Northern States Power Company c/o Xcel Energy Inc. 800 Nicollet Mall Minneapolis, Minnesota 55402 (612) 330-5500

               UNTIL SEPTEMBER 7, 2004, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNUSED ALLOTMENTS OR SUBSCRIPTIONS.

Northern States Power Company
(a Wisconsin Corporation)

$150,000,000

5.25% First Mortgage Bonds, Series B due October 1, 2018

Prospectus

_______________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

               We issued the first mortgage bonds in exchange for a similar series of notes that we had issued in a private placement. Set forth below are the amounts of our fees and expenses (other than underwriting discounts and commission in connection with the issuance of the similar first mortgage bonds) that we incurred in connection with the issuance of the similar first mortgage bonds on October 2, 2003 and the issuance of the first mortgage bonds in exchange for those similar first mortgage bonds that expired on March 9, 2004.

               Issuance of Similar First Mortgage Bonds in Private Placement

Fees of rating agencies	$70,000
Printing	$17,752
Accounting services	$28,688
Trustee’s charge	$2,006
Company counsel fees	$79,852
Miscellaneous	$23,985
Total	$222,283

               Issuance of First Mortgage Bonds

Registration fee under the Securities Act of 1933	$12,135
Printing	$20,000
Accounting services	$10,000
Trustee’s charge	$3,000
Company counsel fees	$40,000
Miscellaneous	$10,000
Total	$95,135

               We estimate that we will incur expenses of approximately $2,000 in connection with the printing of the prospectus that is part of this registration statement in connection with resales of the first mortgage bonds.

Item 15. Indemnification of Directors and Officers.

               Section 180.0851 of the Wisconsin Business Corporation Law (the “Wisconsin Statutes”) requires a corporation to indemnify a director or officer, to the extent that he is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if he or she was a party because he is a director or officer of the corporation. In all other cases, the corporation is required to indemnify a director or officer against liability incurred by that person in a proceeding to which he was a party because he is or was a director or officer of the corporation, unless liability was incurred because he breached or failed to perform a duty that he owed to the corporation and the breach or failure to perform constitutes:

               (1) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

               (2) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or no reasonable cause to believe that his conduct was unlawful;

               (3) a transaction from which the director or officer derived an improper personal profit; or

               (4) willful misconduct.

               Section 180.0852 of the Wisconsin Statutes provides that, subject to certain limitations, the mandatory indemnification provisions described above do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or bylaws of the corporation, a written agreement between the director or officer and the corporation, or resolution of the board of directors or the shareholders. Furthermore, Sections 180.0855 through 180.0858 of the Wisconsin Statutes provide that unless otherwise stated in the corporation’s articles of incorporation or bylaws, or by written agreement between the director or officer and the corporation, a director or officer is entitled to indemnification if approved in any of the following ways:

               (1) by majority vote of a quorum of the board of directors consisting of disinterested directors. If a quorum of disinterested directors cannot be obtained, by majority vote of a committee of the board of directors consisting of two or more disinterested directors;

               (2) by independent legal counsel selected by a quorum of the board of directors or a committee described in subparagraph (1) above;

               (3) by a panel of three arbitrators, one of whom is selected by disinterested directors described above;

               (4) by the vote of the shareholders, provided that shares owned by or voted under control of persons who are parties to the same or related proceedings may not be voted;

               (5) by a court; or

               (6) by any other method permitted by the Wisconsin Statutes.

               Our Amended and Restated Articles of Incorporation contain no provisions concerning the indemnification of directors and officers. Section 7 of Article II of our Bylaws, as amended, permit us to indemnify a director or an officer against all liabilities incurred by or on behalf of such director or officer in connection with a proceeding in which that person is a party because he is or was a director or officer. Consistent with the provisions of Section 180.0857 of the Wisconsin Statutes, we have obtained insurance policies indemnifying us and our directors and officers against certain civil liabilities and related expenses.

Item 16. Exhibits.

EXHIBIT INDEX

4.01*	Trust Indenture, dated April 1, 1947, From NSP-Wisconsin to Firstar Trust Company (formerly First Wisconsin Trust Company). (Filed as Exhibit 7.01 to Registration Statement 2-6982)

4.02*	Supplemental Trust Indenture, dated March 1, 1949. (Filed as Exhibit 7.02 to Registration Statement 2-7825).

4.03*	Supplemental Trust Indenture, dated June 1, 1957. (Filed as Exhibit 2.13 to Registration Statement 2-13463).

4.04*	Supplemental Trust Indenture, dated Aug. 1, 1964. (Filed as Exhibit 4.20 to Registration Statement 2-23726).

4.05*	Supplemental Trust Indenture, dated Dec. 1, 1969. (Filed as Exhibit 2.03E to Registration Statement 2-36693).

4.06*	Supplemental Trust Indenture, dated Sept. 1, 1973. (Filed as Exhibit 2.03F to Registration Statement 2-49757).

4.07*	Supplemental Trust Indenture, dated Feb. 1, 1982. (Filed as Exhibit 4.01G to Registration Statement 2-76146).

4.08*	Supplemental Trust Indenture, dated March 1, 1982. (Filed as Exhibit 4.08 to form 10-K Report 10-3140 for the year 1982).

4.09*	Supplemental Trust Indenture, dated June 1, 1986. (Filed as Exhibit 4.09 to Form 10-K Report 10-3140 for the year 1986).

4.10*	Supplemental Trust Indenture, dated March 1, 1988. (Filed as Exhibit 4.10 to Form 10-K Report 10-3140 for the year 1988).

4.11*	Supplemental and Restated Trust Indenture, dated March 1, 1991. (Filed as Exhibit 4.01K to Registration Statement 33-39831).

4.12*	Supplemental Trust Indenture, dated April 1, 1991. (Filed as Exhibit 4.01 to Form 10-Q Report 10-3140 for the quarter ended March 31, 1991).

4.13*	Supplemental Trust Indenture, dated March 1, 1993. (Filed as Exhibit to Form 8-K Report dated March 3, 1993).

4.14*	Supplemental Trust Indenture, dated Oct. 1, 1993. (Filed as Exhibit 4.01 to Form 8-K Report dated Sept. 21, 1993).

4.15*	Supplemental Trust Indenture, dated Dec. 1, 1996. (Filed as Exhibit 4.01 to Form 8-K Report dated Dec. 12, 1996).

4.16*	Supplemental Trust Indenture dated Sept. 1, 2003 between NSP-Wisconsin and U.S. Bank National Association, as Trustee, creating $150 million principal amount of 5.25 percent first mortgage bonds, series due Oct. 1, 2018. (Form 10-Q, for the quarter ended Sept. 30, 2003, Exhibit 4.02).

4.17*	Trust Indenture dated Sept. 1, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 25, 2000).

4.18*	Supplemental Trust Indenture dated Sept. 15, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee, creating $80 million principal amount of 7.64 percent Senior Notes, Series due 2008. (Exhibit 4.02 to Form 8-K (file no 001-03140) dated Sept. 25, 2000).

4.19*	Exchange and Registration Rights Agreement dated Oct. 2, 2003 among Northern States Power Co. (a Wisconsin corporation) and Goldman, Sachs, & Co. and BNY Capital Markets, Inc. (Exhibit 4.92 to Xcel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

5.1**	Opinion of Deputy General Counsel of Xcel Energy.

12.01	Statement of Computation of Ratio of Earnings to Fixed Charge.

16.01*	Letter regarding change in accountant (Exhibit 16.01 to Form 8-K, dated May 28, 2002, File No. 001-3140).

23.1	Independent Auditors’ Consent of Deloitte & Touche LLP.

23.2**	Consent of Deputy General Counsel of Xcel Energy (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture.

* Indicates incorporation by reference.
** Previously filed.

Item 17. Undertakings.

               The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

               (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

               The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described under Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

               Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing Form S-3 and has duly caused this Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 17th day of March, 2004.

NORTHERN STATES POWER COMPANY

By:	/s/ Benjamin G.S. Fowke III

Benjamin G.S. Fowke III
Vice President, Chief Financial Officer and Treasurer
(Principle Financial Officer)

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on the date listed above by the following persons in the capacities indicated.

Signature	Title

* Michael L. Swenson	President, Chief Executive Officer and Director (Principle Executive Officer)

/s/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III	Vice President, Chief Financial Officer and Treasurer (Principle Financial Officer)

/s/ Teresa S. Madden Teresa S. Madden	Vice President and Controller (Principle Accounting Officer)

* Wayne H. Brunetti	Chairman

* Richard C. Kelly	Director

* Gary R. Johnson	Director

* /s/ Benjamin G.S. Fowke III Benjamin G.S. Fowke III	Attorney-in-Fact

EXHIBIT INDEX

4.01*	Trust Indenture, dated April 1, 1947, From NSP-Wisconsin to Firstar Trust Company (formerly First Wisconsin Trust Company). (Filed as Exhibit 7.01 to Registration Statement 2-6982)

4.02*	Supplemental Trust Indenture, dated March 1, 1949. (Filed as Exhibit 7.02 to Registration Statement 2-7825).

4.03*	Supplemental Trust Indenture, dated June 1, 1957. (Filed as Exhibit 2.13 to Registration Statement 2-13463).

4.04*	Supplemental Trust Indenture, dated Aug. 1, 1964. (Filed as Exhibit 4.20 to Registration Statement 2-23726).

4.05*	Supplemental Trust Indenture, dated Dec. 1, 1969. (Filed as Exhibit 2.03E to Registration Statement 2-36693).

4.06*	Supplemental Trust Indenture, dated Sept. 1, 1973. (Filed as Exhibit 2.03F to Registration Statement 2-49757).

4.07*	Supplemental Trust Indenture, dated Feb. 1, 1982. (Filed as Exhibit 4.01G to Registration Statement 2-76146).

4.08*	Supplemental Trust Indenture, dated March 1, 1982. (Filed as Exhibit 4.08 to form 10-K Report 10-3140 for the year 1982).

4.09*	Supplemental Trust Indenture, dated June 1, 1986. (Filed as Exhibit 4.09 to Form 10-K Report 10-3140 for the year 1986).

4.10*	Supplemental Trust Indenture, dated March 1, 1988. (Filed as Exhibit 4.10 to Form 10-K Report 10-3140 for the year 1988).

4.11*	Supplemental and Restated Trust Indenture, dated March 1, 1991. (Filed as Exhibit 4.01K to Registration Statement 33-39831).

4.12*	Supplemental Trust Indenture, dated April 1, 1991. (Filed as Exhibit 4.01 to Form 10-Q Report 10-3140 for the quarter ended March 31, 1991).

4.13*	Supplemental Trust Indenture, dated March 1, 1993. (Filed as Exhibit to Form 8-K Report dated March 3, 1993).

4.14*	Supplemental Trust Indenture, dated Oct. 1, 1993. (Filed as Exhibit 4.01 to Form 8-K Report dated Sept. 21, 1993).

4.15*	Supplemental Trust Indenture, dated Dec. 1, 1996. (Filed as Exhibit 4.01 to Form 8-K Report dated Dec. 12, 1996).

4.16*	Supplemental Trust Indenture dated Sept. 1, 2003 between NSP-Wisconsin and U.S. Bank National Association, as Trustee, creating $150 million principal amount of 5.25 percent first mortgage bonds, series due Oct. 1, 2018. (Form 10-Q, for the quarter ended Sept. 30, 2003, Exhibit 4.02).

4.17*	Trust Indenture dated Sept. 1, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee. (Exhibit 4.01 to Form 8-K (file no. 001-03140) dated Sept. 25, 2000).

4.18*	Supplemental Trust Indenture dated Sept. 15, 2000, between Northern States Power Co. (a Wisconsin corporation) and Firstar Bank, N.A. as Trustee, creating $80 million principal amount of 7.64 percent Senior Notes, Series due 2008. (Exhibit 4.02 to Form 8-K (file no 001-03140) dated Sept. 25, 2000).

4.19*	Exchange and Registration Rights Agreement dated Oct. 2, 2003 among Northern States Power Co. (a Wisconsin corporation) and Goldman, Sachs, & Co. and BNY Capital Markets, Inc. (Exhibit 4.92 to Xcel Energy Form 10-K (file no. 001-03034) dated March 15, 2004).

5.1**	Opinion of Deputy General Counsel of Xcel Energy.

12.01	Statement of Computation of Ratio of Earnings to Fixed Charge.

16.01*	Letter regarding change in accountant (Exhibit 16.01 to Form 8-K, dated May 28, 2002, File No. 001-3140).

23.1	Independent Auditors’ Consent of Deloitte & Touche LLP.

23.2**	Consent of Deputy General Counsel of Xcel Energy (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

25.1	Form T-1 Statement of Eligibility of the Trustee under the Indenture.

* Indicates incorporation by reference.
** Previously filed.